BARRETT OPPORTUNITY FUND, INC.

PROSPECTUS

December 31, 2010

Class: Ticker Symbol

O: SAOPX

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and Expenses of the Fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareholder Fees

(Paid directly from your investment)

Maximum sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum deferred sales charge (load) (as a % of amount redeemed)	None

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.75%
Distribution and service (12b-1) fees	None
Other expenses	0.45%
Total annual fund operating expenses	1.20%

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated
•	Your investment has a 5% return each year and the fund’s operating expenses remain the same
•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of Years You Own Your Shares

	1 year	3 years	5 years	10 years
Your costs would be	$122	$381	$660	$1,455